Exhibit 99.11

TO:        United States Securities and Exchange Commission

AND TO:       Keegan Resources Inc.

Re:         Keegan Resources Inc. (the "Company")
               Annual Report on Form 40-F
                        Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended March 31, 2012 and any amendments thereto (the “Annual Report”), to be filed by the Company with the United States Securities and Exchange Commission. The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended March 31, 2012 (the “Annual Information Form”).

I, Harry Warries, MSc (Mining), (FAusIMM), do hereby consent, to:-

●   the use of my name and the disclosure of my involvement in the preparation of information that forms the basis for all disclosure of a technical and scientific nature related to the Company’s Esaase Project contained in the Annual Information Form; and

●   the inclusion and incorporation by reference of such information in the Annual Report.

Dated this 29th day of June 2012

/s/ Harry Warries
Signature of Qualified Person

Harry Warries    MSc (Mining), (FAusIMM)
Principal Consultant – Mine Engineering
Coffey Mining Pty Ltd.

Coffey Mining Pty Ltd ABN 52 065 481 209
1162 Hay Street, West Perth WA 6005 Australia
PO Box 1671, West Perth WA 6872 Australia
T (+61) (8) 9324 8800 F (+61) (8) 9324 8877 coffey.com